Exhibit 99.1

Key updates communicated during Q1 2024

28 March 2024

Key updates communicated during Q1 2024

Revenues:

  - At the Morgan Stanley European Financials Conference, Christian Sewing provided guidance for the Q1 2024 divisional revenue performance:

  - In the Corporate Bank revenues are expected to be essentially flat to Q4 2023 showing the diversified business mix with in the division, with investments in fee-related business coming through

  - Momentum in the Investment Bank has been positive in Q1 so far, with an encouraging performance in both FIC and Origination & Advisory (O&A), and around 90bps of market share growth in O&A since YE 2023; FIC revenues in Q1 2024 are expected to be slightly up year on year, helped by, amongst others, the S&P upgrade in December 2023

  - With regard to the Private Bank, revenues in Q1 2024 are expected to be flattish to slightly down compared to Q4 2023 due to predicted lower net interest income (NII)

  - And as stated in previous quarters, Corporate & Other revenues can be volatile through the quarters due to items such as valuation and timing differences

  - Christian Sewing also confirmed the € 30bn revenue ambition for FY 2024 at the Morgan Stanley European Financials Conference, as he remains confident that Deutsche Bank can maintain a solid revenue trajectory, supported by the expected growth in non-interest income

  - On March 14, 2024 Deutsche Bank published its 2023 Annual Report, which provides further guidance on revenues for the divisions for FY 2024:

  - In the Corporate Bank, revenues are expected to be slightly lower compared to the prior year mainly driven by lower NII

  - In the Investment Bank, revenues are anticipated to be higher compared to the previous year due to slightly higher FIC revenues and significantly higher O&A revenues

  - Revenues in the Private Bank are expected to remain essentially flat compared to FY 2023, as growth in investment product revenues is expected to be partially offset by a decline in deposit revenues

  - James von Moltke stated at the Q4 2023 results that NII is expected to reduce by ~€ 600m across banking book segments (Corporate Bank, Private Bank, FIC Financing) and funding in FY 2024 compared to € 13.2bn in FY 2023, driven by the convergence of betas to steady-state levels

  - He reiterated that the reduction in NII is expected to be larger in the Corporate Bank than in the Private Bank in FY 2024

  - With regard to FY 2025, NII is expected to increase by ~€ 400m YoY as the beta convergence is expected to be largely offset by the rollover of hedge portfolios as well as balance sheet growth

Costs:

  - At the Q4 2023 results, Christian Sewing and James von Moltke emphasized that the adjusted cost run-rate is expected to reduce to around € 5bn per quarter, starting from Q1 2024, due to the non-repeat of one-off items as well as additional management actions

  - At the Morgan Stanley European Financials Conference , Christian Sewing reiterated his confidence to achieve adjusted costs of around € 5bn for Q1 and of around € 20bn for FY 2024

  - James von Moltke stated at the Q4 2023 results that restructuring & severance charges of ~€ 400m are expected for FY 2024

  - In the 2023 Annual Report, Deutsche Bank guides for noninterest expenses and adjusted costs to be essentially flat in FY 2024 compared to the previous year

  - The 2023 Annual Report also provides additional guidance on divisional costs for FY 2024:

  - In the Corporate Bank, noninterest expenses and adjusted costs are expected to be slightly higher compared to last year

  - Noninterest expenses in the Investment Bank are anticipated to be essentially flat compared to FY 2023

  - Private Bank noninterest expenses and adjusted costs are expected to be slightly lower compared to FY 2023

  - Noninterest expenses and adjusted costs in Asset Management are expected to be essentially flat compared to the previous year

Provision for credit losses:

  - At the Morgan Stanley European Financials Conference, Christian Sewing reiterated the FY 2024 guidance for the provision for credit losses to be in a range of 25-30bps of average loans, albeit at the higher end of the range

  - He expects the provision for credit losses in Q1 and Q2 2024 to be at similar levels as in Q4 2023, with some relaxation expected in H2 2024

Commercial Real Estate:

  - In the 2023 Annual Report, Deutsche Bank provided enhanced disclosure on its Commercial Real Estate (CRE) exposure, including

  - a split of the stress-tested CRE portfolio of € 31.2bn as of December 31, 2023 into exposure by stages with € 21.6bn in stage 1, € 6.9bn in stage 2 and € 2.8bn in stage 3

  - the provision for credit losses for the stress-tested CRE portfolio in 2023 of € 388m, of which € 298m in North America, and

  - an update of the stress test on the stress-tested CRE portfolio, which could result in ~€ 1.1bn of credit losses over multiple years based on the respective maturity profile; the stress loss is reported gross of allowance, however, covering a portfolio where the bank has already a credit loss allowance in place; additional details and limitations of the stress test can be found in the 2023 Annual Report

Capital and capital distribution:

  - On March 26, 2024 Deutsche Bank published the agenda for the Annual General Meeting 2024 and proposed a dividend of € 0.45 per share in respect of FY 2023 (~€ 900m) as outlined by Christian Sewing at the Q4 2023 results

  - At the Q4 2023 results, Christian Sewing stated that Deutsche Bank received approval for further share buyback of € 675m. On March 1, 2024, Deutsche Bank announced the commencement of the share buyback program on March 4, 2024

  - Christian Sewing stated that shareholder distributions are planned to be increased to 50% of net income from FY 2024, and further emphasized that Deutsche Bank expects to significantly outperform the original target of € 8bn cumulative payout in respect of FY 2021-2025

  - He further expressed that, subject to a 50% payout ratio, there is scope to extend the 50% capital return increase objective, suggesting a dividend of € 1 per share in respect of FY 2025, payable in 2026

  - At the Morgan Stanley European Financials Conference, Christian Sewing reiterated his confidence to allocate a substantial part of the € 3bn of potential additional freed-up capital through 2025 to investors

  - In Q1 2024, the CET1 ratio will be impacted by the full deduction of the announced

  € 675m share buyback from CET1 capital (~20bps); in addition, in accordance with EBA Q&A 2023_6887 Share buybacks included in distribution policies, Deutsche Bank will deduct 50% of net income in Q1 2024 from the CET1 ratio and not the pro-rata share of the intended dividend in respect of FY 2024, which was guided to € 0.68 per share

  - In the 2023 Annual Report, Deutsche Bank guides for the CET1 ratio at YE 2024 to be essentially flat to YE 2023

2025 targets and guidance:

  - At the Q4 2023 results, Deutsche Bank raised the revenue CAGR target for the period 2021-2025 to 5.5-6.5%, from 3.5-4.5% previously, with the aim of reaching revenues of around € 32bn in FY 2025

  - Non-interest income growth is expected to contribute approximately 2.5 percentage points to the targeted compound annual growth between 2021 and 2025, while NII is expected to contribute around 4 percentage points

  - At the Q4 2023 results, James von Moltke emphasized that about half of the expected non-interest income growth until 2025 is anticipated to come from O&A , with one third of growth in O&A expected from market growth, and two thirds from market share growth

  - Christian Sewing reiterated that the guidance for FY 2025 noninterest expenses remains unchanged, essentially flat to FY 2022 at around € 20bn , while he also confirmed the < 62.5% cost/income ratio (CIR) target

  - James von Moltke stated at the Q4 2023 results that restructuring & severance and litigation charges of ~€ 400m collectively are expected for FY 2025

  - In the 2023 Annual Report, Deutsche Bank reaffirmed its 2025 target of a post-tax return on tangible equity (RoTE) of > 10%

  - In the Q4 2023 Fixed Income Investor Conference Call, Richard Stewart reiterated the CET1 ratio objective of a minimum of 200 basis points above MDA

Structural reporting changes with Q1 2024:

  - On March 28, 2024, Deutsche Bank published the Financial Data Supplement for comparison periods 2022-2023, reflecting the structural reporting changes effective from Q1 2024 highlighted below

  - The Investment Bank introduced additional subcategories to FIC Sales and Trading revenues, entitled Fixed Income & Currencies: Financing and Fixed Income & Currencies: Ex-Financing; at the same time, FIC Sales and Trading will be renamed to Fixed Income & Currencies; Origination & Advisory revenues will continue to be presented in the sub-categories Debt Origination, Equity Origination and Advisory; additionally, Research revenues will be reported together with Other in the category Research and Other

  - As disclosed in the 2023 Annual Report and mentioned in the Interim Report as of June 30, 2023, the Private Bank will follow a customer-focused approach by classifying the existing customer base into two distinct global client segments: Wealth Management & Private Banking and Personal & Premium Banking; this approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank

  - Wealth Management & Private Banking combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy);

  - The client segment Personal & Premium Banking includes retail and affluent customers as well as commercial banking clients in specific international businesses (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client segment)

  - As previously communicated, from Q1 2023, the bank introduced a Driver-Based Cost Management (DBCM) methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of infrastructure costs and links costs more closely to service consumption by segments; for FY 2023, costs relating to infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures; reflecting the bank’s commitment to further cost discipline, beginning in 2024, all infrastructure costs will be charged to divisions based on actual costs and service consumption; while the restatement of 2023 allocations impacted the divisional CIRs and RoTEs, the respective Group metrics will be unaffected by the methodology change

  - Deutsche Bank has changed the allocation of tangible shareholders’ equity across divisions and now retains capital held against Group items in Corporate & Other, which has previously been allocated to the businesses; while the restatement of the prior periods’ allocations impacts the divisional RoTEs, the respective Group metric is unaffected by the change

Issuance:

  - Select issuance highlights below:

  - January 8, 2024: dual tranche - € 1.0bn floating rate senior preferred with maturity in 2026, € 1.0bn 3.75% senior preferred with maturity in 2030

  - January 11, 2024: CHF 0.16bn 2.245% senior preferred with maturity in 2030

  - February 2, 2024: $ 1.0bn 5.706% senior non-preferred with maturity in 2028 (callable 2027)

  - March 25, 2024: S$ 0.4bn 4.4% senior non-preferred with maturity in 2028 (callable 2027)

  - March 26, 2024: € 1.0bn 4.125% senior non-preferred with maturity in 2030 (callable 2029)

  - ~ € 5.7bn issued in Q1 2024 out of € 13-18bn funding plan for the year

Next significant events:

  - April 25, 2024 – Q1 2024 results – Analyst Conference Call

  - April 26, 2024 – Q1 2024 results – Fixed Income Call

  - May 16, 2024 – Annual General Meeting

  - May 21, 2024 – Expected dividend payment date for FY 2023

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 14, 2024 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.